

March 14, 2012

Via e-mail:
Mr. Dan Caruso
Chief Executive Officer
Zayo Group LLC
400 Centennial Parkway
Suite 200
Louisville, CO 80027

      Re: **Zayo Group LLC**
             Form 10-K for the fiscal year ended June 30, 2011
             Filed September 9, 2011
             File No. 333-169979

Dear Mr. Caruso:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Terry French for

                                       Larry Spirgel
                                       Assistant Director